Exhibit 99.2

Management’s discussion and analysis of the financial condition and results of operations of Meihua International Medical Technologies Co., Ltd., a Cayman Islands company (“Meihua International,” the “Company,” “we,” “our,” or “us”), for the semi-annual period ended June 30, 2023 is set forth below:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this filing. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

A. Operating Results

Business Overview

Meihua International Medical Technologies Co., Ltd., through its operating subsidiaries, is mainly engaged in the manufacture, research and development and sales of Class I, II and III medical devices. It has a history of more than 30 years and has multiple product categories, with more than 800 domestic products and more than 120 export products. The main product lines include disposable infusion pumps, anesthesia puncture kits, electronic pumps, full anesthesia kits, urethral catheterization kits, gynecological examination kits, endotracheal intubation, dressing applications and various tubes. It is the leading enterprise in China’s medical consumables industry. The Company has received qualification to manufacture and produce China’s first, second and third type of medical device consumables and, at the same time, the Company has acquired FDA registration and the European Union’s CE certification. Relevant permissions have been obtained in major sales markets to meet local regulatory requirements.

The Company’s distribution network covers major global markets. Internationally, the Company mainly exports medical devices through exporting distributors. To date, the Company has 334 exporting distributors responsible for distributing its products to end users in Europe, North America, Asia, South America, Africa, and Oceania. In the Chinese market, the Company sells products under its own brand to customers all over the country. The Company’s product permeation for mainland China has reached major medical institutions and pharmacies through some 3,159 distributors. At the same time, the Company has established a cooperative network with more than 531 hospitals through its own direct sales channels.

Revenues decreased by $6.6 million, or approximately 12.1%, to $48.2 million in the six months ended June 30, 2023 from $54.8 million in the six months ended June 30, 2022. The decrease was mainly due to a decline in demand for customer orders.

Net income increased by $0.5 million, or approximately 7.3%, to $7.0 million in the six months ended June 30, 2023 from $6.6 million in the six months ended June 30, 2022. The increase was mainly due to decrease in operating expenses in the six months ended June 30, 2023.

Recent Developments

On August 24, 2023, the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3 under the Securities Act of 1933, as amended (the “Securities Act”), utilizing a “shelf” registration process through which the company may offer and selling, from time to time, up to $100,000,000 of the Company’s ordinary shares, par value $0.0005 per share, debt securities, warrants, rights, and units, or any combination thereof, together or separately as described in the prospectus.

Coronavirus (COVID-19) Update

On January 30, 2020, the World Health Organization declared the outbreak of the corona-virus disease (COVID-19) a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.” Governments in affected countries have imposed travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally and result in an economic slowdown. These measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak.

In fiscal year 2020, COVID-19 had a significant impact on our business and results of operations as the sales volume of masks rose sharply, while at the same time sales of products other than masks declined due to a decrease in market demand. In fiscal year 2021, as circumstances surrounding the COVID-19 epidemic stabilized within the PRC, the market for masks was no longer in urgent shortage compared to the same period in 2020, and the production of other epidemic prevention products resumed normal production levels. In general, with the precise control of the epidemic in the PRC, our production and operations recovered smoothly, and the demand for other products has increased gradually.

After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in 2022. For example, a wave of infections caused by the Omicron variants emerged in Shanghai in 2022, and a series of restrictions and quarantines were implemented to contain the spread.

Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. While the revocation or replacement of the restrictive measures to contain the COVID-19 pandemic could have a positive impact on our normal operations, the extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through six months ended June 30, 2023, the date the consolidated financial statements were available to be issued. No events require additional adjustment to or disclosure in the consolidated financial statements.

Results of Operations for the Six Months Ended June 30, 2023 and 2022

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The results of operations in any period are not necessarily indicative of our future trends.

(Amounts expressed in U.S. dollars, except share data and per share data, or otherwise noted)

For the Six months Ended June 30, 2023 and 2022

	For the Six months Ended June 30,
	2023	2022
Revenues
Third party sales	$48,178,325	$54,803,181
Related party sales	11,751	29,666
Total revenues	48,190,076	54,832,847
Cost of revenues	31,019,347	33,941,115

Gross profit	17,170,729	20,891,732

Operating expenses
Selling	3,161,070	3,311,649
General and administrative	3,452,610	4,799,711
Research and development	1,460,376	1,642,204
Written-off Tai He deposit	-	2,469,466
Total operating expenses	8,074,056	12,223,030

Income from operations	9,096,673	8,668,702

Other (income) expense:
Interest expense	128,973	98,805
Interest income	(361,532)	(19,725)
Currency exchange (gain) loss	119,193	(449,217)
Other expense, net	114,298	50,180
Total other (income) expenses	932	(319,957)

Income before income tax provision	9,095,741	8,988,659
Income taxes expense	2,064,212	2,433,772
Net income	$7,031,529	$6,554,887

For the Six months Ended June 30, 2023 and 2022

Revenues

Revenues decreased by $6.6 million, or approximately 12.1%, to $48.2 million for the six months ended June 30, 2023 from $54.8 million in the six months ended June 30, 2022. The decrease was mainly due to a decline in demand for customer orders.

Cost of revenues

Cost of revenues primarily include cost of materials, direct labor costs, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues decreased by $2.9 million, or approximately 8.6%, to $31.0 million in the six months ended June 30, 2023 from $33.9 million in the six months ended June 30, 2022. The decrease was generally in line with decrease in revenue except some fixed cost such as lease expense and salary of administrative employees in production department.

Gross profit margin

The following table sets forth the overall gross profit margin of the Company:

	For the Six months Ended June 30
	2023	2022
Revenues	$48,190,076	$54,832,847
Costs of revenues	31,019,347	33,941,115
Gross profit	$17,170,729	$20,891,732
Gross profit margin %	35.6%	38.1%

Gross profit decreased by $3.7 million, or approximately 17.8%, to $17.2 million in the six months ended June 30, 2023 from $20.9 million in the six months ended June 30, 2022. Gross profit margin decreased from 38.1% in the six months ended June 30, 2022 to 35.6% in the six months ended June 30, 2023 due to some fixed cost did not decrease proportionately with revenue.

Operating costs and expenses

Our operating costs and expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Selling

The following table sets forth a breakdown of the selling expenses of the Company:

For the Six months Ended June 30,2023 and 2022

	2023	2022
Transportation expenses	$1,137,936	$1,404,106
Salaries and benefits	698,086	787,279
Entertainment expenses	500,485	427,447
Conference expenses	493,850	415,750
Travel allowance	177,807	159,228
Auto expenses	118,629	101,031
Advertising expenses	8,275	7,603
Other expenses	26,002	9,205
Total	$3,161,070	$3,311,649

Selling expenses decreased by $0.1 million, or approximately 4.5%, to $3.2 million in the six months ended June 30, 2023 from $3.3 million in the six months ended June 30, 2022. The decrease was mainly attributable to the combined effects of the followings:

(a)	Our conference expenses increased by $78,100, or approximately 18.8% to $0.5 million in the six months ended June 30, 2023 from $0.4 million in the six months ended June 30, 2022. Conference expenses are mainly related to the company’s market expansion, business development, business negotiation, medical expo, and exhibition affairs. These expenditures helped the Company promote its products, develop markets and channels, strengthen customer communication, and establish long-term and stable cooperative relations;

(b)	Our transportation expenses decreased by $0.3 million, or approximately 19.0%, to $1.1 million in the six months ended June 30, 2023 from $1.4 million in the six months ended June 30, 2022. The reduction in business travel was due to a decline in demand for customer orders.

(c)	Our salaries and benefits expenses decreased by $89,193 or approximately 11.3%, to $0.7 million in the six months ended June 30, 2023 from $0.8 million in the six months ended June 30, 2022. The decrease was due to a decrease in the salary and benefits of the sales team, which was in line with revenue decrease.

(d)	Our entertainment expenses increased by $73,038, or approximately 17.1%, to $0.5 million in the six months ended June 30, 2023 from $0.4 million in the six months ended June 30, 2022. The increase was mainly attributable to new customer acquisition efforts.

General and administrative

General and administrative expenses primarily consist of the following expenses:

For the Six months Ended June 30, 2023 and 2022

	2023	2022
Salaries and benefits	$738,077	$600,682
Entertainment expenses	606,820	481,334
Conference fee	374,022	311,786
Auto expenses	113,810	83,363
Maintenance expenses	50,199	65,278
Depreciation expenses	45,951	16,793
Travel allowance	72,283	63,044
Office expenses	45,664	50,288
Surtax expenses	302,376	338,190
Amortization expenses	19,696	13,416
Rental expenses	7,299	7,805
Insurance expenses	118,000	50,336
Service expenses	726,302	2,496,058
Other expenses	232,111	221,338
Total	$3,452,610	$4,799,711

General and administrative expenses decreased by $1.3 million, or approximately 28.1%, to $3.5 million in the six months ended June 30, 2023 from $4.8 million in the six months ended June 30, 2022. The decrease was primarily due to (a) service expenses decreasing by approximately $1.8 million from approximately $2.5 million in the six months ended June 30, 2022 to approximately $0.7 million in the six months ended June 30, 2023, offset by (b) salaries and benefits increasing by approximately $137,000 from approximately $601,000 in the six months ended June 30, 2022 to approximately $738,000 in the six months ended June 30, 2023, and (c) entertainment expenses increasing by $125,000 or 26.1% from approximately $481,000 in the six months ended June 30, 2022 to approximately $607,000 in the six months ended June 30, 2023

Research and development

The following table sets forth a breakdown of the research and development expenses of the Company:

For the Six months Ended June 30,2023 and 2022

	2023	2022
Sample manufacturing expenses	$676,283	$850,532
Salaries and benefits	564,114	586,062
Travel allowance	58,886	64,201
Depreciation expenses	5,113	3,993
Design expenses	38,985	52,337
Material expenses	13,495	11,943
Other expenses	103,500	73,136
Total	$1,460,376	$1,642,204

The research and development expenses decreased by $0.2 million, or approximately 11.1%, to $1.5 million in the six months ended June 30, 2023, from $1.6 million in the six months ended June 30, 2022. The decrease was mainly due to decrease in sample manufacturing expenses.

Income from operations

As a result of the factors described above, our income from operations increased by $0.4 million, or approximately 4.9%, to $9.1 million in the six months ended June 30, 2023 from $8.7 million in the six months ended June 30, 2022.

Income tax expense

The provision for income taxes decreased by $0.4 million, or approximately 15.2%, to $2.1 million in the six months ended June 30, 2023 from $2.4 million in the six months ended June 30, 2022. The decrease was mainly due to the decrease of taxable income for the six months ended June 30, 2023.

Net income

As a result of the factors described above, our net income increased by $0.5 million, or approximately 7.3%, to $7.0 million in the six months ended June 30, 2023 from $6.6 million in the six months ended June 30, 2022.

Unrealized foreign currency translation adjustment

The Company’s reporting currency is the United States dollar (“US$”). The Company’s operations are primarily conducted through the PRC subsidiaries where the local currency is the functional currency. The functional currency of Kang Fu HK is the Hong Kong dollar and the functional currency of Huada, Yada, Huadong and Guanghui is the Renminbi (“RMB”). Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in other comprehensive income. Our foreign currency translation loss in the six months ended June 30, 2023 was $6.3 million, compared to the foreign currency translation loss of $6.1 million in the six months ended June 30, 2022. The change was primarily due to the exchange rate fluctuation of RMB against the U.S. dollars.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2023 and 2022, we had cash of $17.9 million and $34.7 million, respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. We do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. In order to implement our growth strategies, we plan to expand our business. With additional capacity, and varied product offerings, the Company will provide tailored “one-stop” services from wound care, to surgical auxiliary supplies, to disease prevention. To do so, we may need more capital through equity financing to expand our production and meet market demands.

Substantially all of our operations are conducted in China and all of our revenues, expense and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty in distributing any dividends outside of China due to PRC exchange control regulations which restrict the ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit every year as its general reserves based on PRC accounting standards until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves can’t be distributed as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which can’t be distributed to equity owners except liquidation. Under PRC law, RMB can be converted into U.S. Dollars under the company’s “current account” (including dividends, trade and service-related foreign exchange transactions) rather than the “capital account” (including foreign direct investments and loans, without the prior approval of the SAFE).

For retained earnings accrued after such date, the board of directors will declare dividends after taking into account our operations, earnings, financial condition, the demand for cash and availability and other relevant factors. Any declaration, payment and amount of dividends should be subject to our By-laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in U.S. dollars, thus the foreign currency restrictions and regulations in PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of our Company.

Cash Flow Summary

For the Six months Ended June 30, 2023 and 2022

	2023	2022
Net Cash Used in Operating Activities	$(5,424,569)	$(7,798,816)

Net Cash Used in Investing Activities	(3,866,151)	(459,163)

Net Cash Provided by Financing Activities	721,677	35,144,846

Effect of Exchange Rate Changes on Cash	(306,443)	(370,615)

Cash at Beginning of Year	26,736,700	8,149,276

Cash at End of Year	$17,861,214	$34,665,528

For the Six months Ended June 30, 2023 and 2022

Cash Flow in Operating Activities

Net cash used in operating activities was $5.4 million in the six months ended June 30, 2023, primarily comprised of net income of approximately $7.0 million and adjusted for non-cash items approximately $0.5 million, increase in accounts receivable of approximately $14.1 million, decrease of bank acceptance receivable of approximately $2.8 million, decrease of accounts payable of approximately $1.6 million, increase in inventory of approximately $0.6 million.

Net cash used in operating activities was $7.8 million in the six months ended June 30, 2022, primarily comprised of net income of approximately $6.6 million and adjusted for non-cash items approximately $2.4 million, decrease in accounts receivable of approximately $3.5 million, increase of bank acceptance receivable of approximately $9.7 million, decrease of accounts payable of approximately $4.9 million, increase in prepayments and other assets of approximately $5.3 million.

Cash Flow in Investing Activities

Net cash used in investing activities was $3.9 million in the six months ended June 30, 2023. It consisted of purchases of property and equipment of $1.0 million, intangible assets of $3.6 million, proceeds from disposal of fixed assets of $0.4 million, and proceeds from disposal of long-term investment of $0.4 million.

Net cash used in investing activities was $0.5 million in the six months ended June 30, 2022. It consisted of purchases of property and equipment.

Cash Flow in Financing Activities

For the six months ended June 30, 2023, the Company had net cash provided by financing activities of $0.7 million, which consisted of the proceeds from short-term bank loans of $5.3 million, and repayments of short-term bank loans of $4.6 million.

For the six months ended June 30, 2022, the Company had net cash provided by financing activities of $35.1 million, which consisted of the proceeds from short-term bank loans of $3.5 million, and repayments of short-term bank loans of $2.9 million.

Off-Balance Sheet Arrangements

As of June 30, 2023 and December 31, 2022, there were no off-balance sheet arrangements.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.A. “Information on the Company—Business Overview—Intellectual Property,” in 20-F/A filed on August 29, 2023.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the unaudited condensed consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include allowance for bad debts and the valuation of inventory. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. We believe there have been no material changes to our critical accounting policies and estimates.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represent trade receivables and are recognized initially at fair value and subsequently adjusted for any allowance for doubtful accounts or impairment.

The Company records impairment losses for accounts receivable based on assessments of the recoverability of the trade and other receivables and individual account analysis, including the current creditworthiness and the past collection history of each debtor. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are valued using the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence, or impairment, when appropriate, to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.